Exhibit 99.1

Sapiens Partners with Atidot to Offer AI-based Predictive Insights and Personalization to Life Insurance Providers

Integrated offering empowers insurers to enhance value and profitability across the life insurance value chain

April 21, 2021 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today an agreement with Atidot, a cloud-based SaaS provider of AI and machine learning solutions for life and annuity insurers. The partnership facilitates new ways for North American and European insurers to generate revenue through analytics and actionable insights.

The joint solution empowers life and annuity insurers to maximize the value they gain from their books of business. The solution produces actionable insights enabling better service for policyholders and new revenue generation as it is integrated with Sapiens CoreSuite for Life Insurance, Sapiens IllustrationPro, as well as Sapiens’ analytics and digital offering.

“Sapiens constantly aims to mine new technologies and provide state-of-the-art solutions for its customer base, and also adds value through an extensive ecosystem of insurtech startups. Integrating Atidot’s AI and predictive analytics platform with our core suite of products enables life insurers to improve profitability and provide better service to their customers,” said Roni Al-Dor, Sapiens president and CEO.

Founded by a team of data scientists and veteran actuaries, Atidot offers a cloud-based platform that provides data-driven insights to inform decision making, drive new business strategies, and create new revenue streams using AI, machine learning predictive analytics technology. Atidot works with leading Tier 1 life insurance companies in North America and Europe and was selected in 2020 by Gartner as ‘Cool Vendor 2019 in Insurance’.

“We are excited to partner with Sapiens to enable customers to move forward to the data era. Atidot brings disruptive innovation to the life insurance industry, providing a platform that will help enhance profitability and personalization of policies and take a proactive approach to risk reduction,” said Dror Katzav, Atidot Co-Founder & CEO.

Together, Sapiens and Atidot offer a unique software solution that is dynamic, real time and trained with industry data. The joint platform leverages external data and machine learning capabilities to provide business insights far beyond those that traditional analysis methods using static modeling are able to show. The solution is relevant to organizations’ marketing, distribution, product and data departments.

Sapiens CoreSuite Life Insurance facilitates digital transformation and fast time-to-value for digital strategies. It enables life carriers to become engaged, agile organizations with increased sales opportunities. By integrating CoreSuite with Sapiens advanced analytics solution and data warehouse, insurers can quickly generate actionable insights, self-service business intelligence and data discovery capabilities, across all mobile devices, including in the cloud.

About Atidot

Atidot is a leader in predictive analytics, artificial intelligence and machine learning solutions for the life insurance and annuity industry. Atidot’s cloud-based platform provides insurers with data-driven, actionable insights that create new revenue-generating opportunities to increase sales and customer retention. Atidot solutions also provide a deep understanding of insurers’ product positioning and competitive landscape, enabling carriers to adjust their product strategy and react quickly to changing market conditions and competition. Atidot works with Tier 1 industry leaders in North America and in Europe and was selected by Gartner to be ‘Cool Vendor 2019 in Insurance’. The company has offices in California, London, Spain, and Israel. For more information, visit http://www.atidot.com/.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: http://www.sapiens.com/.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com

Investors Contact

Daphna Golden

Vice President, Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com